UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 11, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CyberDefender Corporation

File No. 005-84253 - CF#23838

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CyberDefender Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Schedule TO filed on June 29, 2009, as amended.

Based on representations by CyberDefender Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit (d)(9)   through June 29, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michele M. Anderson
Chief, Office of Mergers and Acquisitions